SECURITIES AND EXCHANGE COMMISSION

(Investment Company Act Release No. 35289; File No. 812-15496

Fidus Investment Corporation, et al.

August 2, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act

of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise

prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development

companies and closed-end management investment companies to co-invest in portfolio

companies with each other and with certain affiliated investment entities.

Applicants: Fidus Investment Corporation, Fidus Credit Opportunities L.P., Fidus Equity

Opportunities Fund, L.P., Fidus Mezzanine Capital, L.P., Fidus Mezzanine Capital II, L.P., Fidus

Mezzanine Capital III, L.P., Fidus Mezzanine Capital IV, L.P., Fidus Investment Advisors, LLC,

and Fidus Capital Advisors, LLC.

Filing Dates: The application was filed on August 11, 2023, and amended on November 22,

2023, May 16, 2024 and July 23, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless

the Commission orders a hearing. Interested persons may request a hearing on any application by

e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a

copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or

personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on, August 27, 2024, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Edward H. Ross, at eross@fidusinv.com; and Steven B. Boehm, Esq., Anne G. Oberndorf, Esq. and Payam Siadatpour, Esq., Eversheds Sutherland (US) LLP, at anneoberndorf@eversheds-sutherland.us.

FOR FURTHER INFORMATION CONTACT: Laura L. Solomon, Senior Counsel, or Kyle R. Ahlgren, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' third amended and restated application, dated July 23, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at

http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated

authority.

Sherry R. Haywood,

Assistant Secretary.